12 April 2007
Ms Jill Davis
Branch Chief
Division of Corporate Finance
US Securities and Exchange Commission
100 F Street, N.E., Stop 7010
WASHINGTON, D.C. 20549
Dear Ms Davis
Lihir Gold Limited
Form 20-F for the fiscal year ended 31 December, 2004 filed 30 June, 2005
Response dated 10 March, 2007 from Mr Kevin Stertzel
File No. 0-26860
In response to the Staff’s request for supplemental information concerning our use of deferred stripping ratios as communicated to Lihir Gold Limited (“the Company”) by Mr Kevin Stertzel on 10 March, we wish to clarify that, under our IFRS and US GAAP accounting policies, we distinguish between exploration and evaluation costs, development costs and deferred mining costs. The Company charges exploration and evaluation costs against earnings as these are incurred by the Company. Development costs were incurred during the preproduction phase of the mine and were initially accounted for as development expenditures; these were subsequently reclassified as mine properties and have been amortized over units of production based on proved and probable reserves from the start of commercial production. Deferred mining costs have been incurred to remove overburden and other waste material after the start of production and are brought to account in accordance with the deferred mining cost policy under IFRS.
Preproduction costs were incurred during the development stage of the mine before the start of commercial production in 1997. No stripping costs were incurred during this preproduction phase. As a result, all stripping costs have been incurred since the start of production and these have been brought to account as post production costs and in accordance with the deferred mining cost policy.
The mining of the Lihir orebody is based on open pit mining of three main linked pits which contain the mine’s remaining reserves, namely Minifie, Leinetz and Kapit. The initial pit (Minifie) was mined from the start of operations in 1997 and was the main source of ore until the second, adjacent and interconnected pit (Lienetz) became the primary source of ore from 2004. The third pit (Kapit), adjacent to and north of Lienetz, will be connected to the current work areas when the mine plan dictates stripping and ore extraction from this third main area of the mine after depletion of Lienetz. The life-of-pit stripping ratio for each pit is used as the basis to allocate stripping costs to mined reserves.
In summary, the mine moved from preproduction to commercial production in 1997 and there were no preproduction stripping costs. As a result, we have not attempted to illustrate a deferred stripping approach to pre and post production stripping costs.

Ms Jill Davis 12 April 2007	2.

In the context of adopting EITF 04-6, and in previous discussions with the SEC Staff, certain Leinetz stripping costs have been referred to as “preproduction” in nature. This may have created some confusion inadvertently. These costs however have been incurred in the post production phase and accordingly have been accounted for as deferred stripping costs under IFRS and, on adoption of EITF 04-6, as post production costs to be expensed under the EITF 04-6 inventory model. As is illustrated below, the pro forma adjustment for adoption of a policy of expensing stripping costs is significant to our pro forma US GAAP results for fiscal 2005 and 2004 respectively. Adoption of the EITF also results in a significant difference in accounting policy between IFRS and US GAAP because after adoption of EITF 04-6 under US GAAP no deferred mining costs are to be carried forward.
Notwithstanding previous indications to the contrary, we have formed the view that it would not be appropriate to early adopt EITF 04-6 in our 2005 Form 20-F as it is already on file. Accordingly, the Company will adopt EITF 04-6 effective 1 January 2006. A cumulative effect adjustment is to be recognized in the opening retained earnings.
The Company is finalizing preparation of its 2006 Form 20-F and proposes to include the following disclosure as a note to the reconciliation to US GAAP in relation to deferred mining costs:
Stripping costs incurred during production

Under IFRS, the Company defers stripping costs as described in Note 1(vi). Stripping costs include direct expenditures for stripping, drilling, blasting and related depreciation expense. In March 2005, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force (EITF) Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry”. EITF No. 04-6 addresses the accounting for stripping costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of the inventory. As a result, capitalization of post-production stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period. The guidance in EITF No. 04-6 is effective for the first reporting period in fiscal years beginning after December 15 2005, with early adoption permitted. The Company elected to adopt EITF No. 04-6 effective 1 January 2006. In line with this, all deferred stripping costs have been expensed as a cost of inventory. The impact of the change on 1 January 2006 was a cumulative effect adjustment to decrease opening retained earnings by $52.4 million. This was represented by a write off of deferred stripping costs ($92.0 million) and other adjustments to the balance sheet comprising increases in ore stockpiles ($16.2 million), gold in process ($0.4 million) and finished goods ($0.4 million) and decreases in deferred tax liability ($27.6 million) and deferred tax asset ($5.0 million).

The following table shows on a pro forma basis the effect that adoption of EITF No. 04-6 would have on net income (after tax) under US GAAP for the fiscal years ended 31 December, 2005 and 2004 respectively:

	2005	2004
	$‘000	$‘000
Net income under US GAAP as previously reported	21,845	141,614
Pro forma adjustment to income if the policy of not deferring stripping costs had been adopted as of 1 January 2004	(12,806)	(21,258)

Pro forma net income	9,039	120,356

Conclusion
We believe that all of the matters raised by the Staff in previous comment letters have been fully responded to and, subject to the Staff’s concurrence, resolved. I would be pleased to be available at any time to discuss finalization of this matter.

Ms Jill Davis 12 April 2007	3.

If you have any questions or comments regarding our responses, please contact the undersigned in Australia via e-mail or by telephone on +61 7 3318 3328 or facsimile +61 7 3318 9203. I look forward to hearing from you.
Yours sincerely,
Lihir Gold Limited
Phil Baker
Chief Financial Officer

c.c.	Ms Leslie Overton, SEC
Mr Craig Olinger, SEC
Mr Kevin Stertzel, SEC

Mr Burr Henley, Sullivan & Cromwell

Mr Wayne Carnall, PricewaterhouseCoopers L.L.P.
Mr Robert Hubbard, PricewaterhouseCoopers
Mr Paul Brunner, PricewaterhouseCoopers